SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company)

Platinum Energy Resources, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Stephen Fuerst
General Counsel
Platinum Energy Resources, Inc.
11490 Westheimer Road, Suite 1000
Houston, Texas 77077
(281) 649-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011 (as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), relating to the offer (the “Offer”) by Pacific International Group Holdings, LLC (“Pacific) to purchase up to 9,013,046 shares of the Company’s outstanding common stock, par value $0.0001 per share (the “Common Stock”), at a cash price of $1.50 per share (the “Offer Price”).  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.  All information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended, supplemented and modified to the extent specifically provided herein.  This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as stated below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:

On September 1, 2010, A.R. Development Corporation (“A.R. Development”), a company owned and controlled by Al Rahmani, a current member of the Board of Directors of Platinum (“the Board”), and formerly the CEO of Platinum from September 1, 2010 through January 31, 2011, purchased the Company’s Senior Credit Facility (the “Senior Credit Facility”) and all rights to the ancillary security from the Bank of Texas. At the time of the purchase, the balance on the Senior Credit Facility was approximately $5.0 million. A committee of the Board made up of independent directors approved a new loan to the Company from A.R. Development subsequent to A.R. Development’s acquisition of the Senior Credit Facility (the “New Senior Credit Facility”).

The New Senior Credit Facility provided for an initial fixed term of six months from September 1, 2010 and carried an interest rate of 5.5% per annum for the first two months ending November 1, 2010, 6% per annum for the next two months ending January 1, 2011, followed by an interest rate of 6.5% per annum until March 1, 2011. Additionally, the Company paid a $40,000 loan origination fee to A. R. Development, which was expensed. It was understood that the New Senior Credit Facility would no longer be a revolving note and therefore, no new advances were made to the Company. The New Senior Credit Facility carries the same rights as the Senior Credit Facility, and remains collateralized by substantially all of the Company’s oil and gas assets and commodity derivatives contracts.

On March 1, 2011, the Company and A. R. Development Corporation amended the New Senior Credit Facility, extending repayment of the amounts owed thereunder to March 1, 2012, with an interest rate of 7.5% per annum for the first three months of the loan extension. Thereafter, until March 1, 2012, the interest rate will be 8% per annum. The Company paid A. R. Development an extension fee of $25,000, which was expensed. The outstanding principle balance and all accrued but unpaid interest under the New Senior Credit Facility is due on March 1, 2012. Additionally, the amendment to the New Senior Credit Facility provided that on March 1, 2011, the balance due to A.R. Development was to be converted from Canadian dollars to U.S. dollars, using the current exchange rate, and all future payments will be made in U.S. dollars. The March 1, 2011 conversion of the New Senior Credit Facility from Canadian dollars to U.S. dollars resulted in a realized currency exchange loss of $432,079, $98,265 of which was recognized in the quarter ended March 2011 and $333,814 was recognized in the year ended December 31, 2010. The outstanding amounts under the New Senior Credit Facility were classified as a current and noncurrent liability at March 31, 2011 and December 31, 2010, respectively, based on the extended due date of March 1, 2012.  The amounts owed under the New Senior Credit Facility are expected to be repaid by Pacific immediately upon consummation of the Offer.

Martin Walrath, the Chief Executive Officer of Platinum and a member the Board, is an employee of an affiliate of Pacific. Victor David Rahmanian and Al Rahmani are both members of the Board and employees of affiliates of Pacific.  Further, Mark Ghermezian, a member of the Platinum Board and an employee of two affiliates of Pacific, is the cousin of Syd Ghermezian, a co-bidder in the Offer.  Except as set forth above, neither Syd Ghermezian nor any of Pacific's directors and officers are directors or officers of Platinum.

Item 4.	The Solicitation or Recommendation

Item 4(c) of the Schedule 14D-9 is hereby amended to read as follows:

 (c) Reasons for the Recommendation.

In reaching its decision to take no position with respect to the Offer and make no recommendation to the Company’s stockholders regarding the Offer, the Board of Directors consulted with management of the Company and took into account numerous other factors, including, but not limited to, the following:

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• While the Board of Directors and management believe in the long−term potential of the Company, the stockholders should be allowed the opportunity to make their own decision on the Offer, and that certain stockholders may find the Offer price attractive;
• The Offer is a firm tender offer and has no financing contingency;
• The uncertainty of the current economic conditions, particularly in the oil and gas sectors; and
• The potential benefits and risks to stockholders in pursuing the current or alternative strategies relative to the Offer Price.

As part of its consideration of its position with respect to the Offer, the Board also recognized that there were certain factors that may be in favor of recommending that the Company’s stockholders reject the Offer and not tender their shares in the Offer and certain factors that may be in favor of recommending that stockholders accept the Offer and tender their shares in the Offer.

The factors in favor of recommending that the Company’s stockholders reject the Offer and not tender their shares include, but are not limited to, the following:

• The potential benefits to the Company’s stockholders in pursuing alternative strategies; and
• The Company’s stockholders would no longer be able to participate in the future growth of the Company.

The factors in favor of recommending that the Company’s stockholders accept the Offer and tender their shares include, but are not limited to, the following:

• The Offer is a firm tender offer and does not require Pacific to obtain external sources of financing;
• The current economic environment, particularly in the oil and gas sector;
• Pacific’s ability to consummate a short-form merger with the Company; and
• The potential risks to the Company’s shareholders in pursuing alternative strategies.

The foregoing discussion of the information and factors considered by the Board of Directors is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board of Directors in reaching its conclusions and decision not to make a recommendation in relation to the Offer. The members of the Board of Directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company. In light of the variety of factors and amount of information that the Board of Directors considered, the members of the Board of Directors did not find it practicable to provide a specific assessment of, quantify, or otherwise assign any relative weights to the factors considered in reaching its decision to take no position with respect to the Offer. However, the Board’s determination to make no recommendation was made after considering the totality of the information and factors involved.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. Such statements are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of the Company’s performance in future periods. Such forward-looking statements can generally be identified by the Company’s use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9 is filed with the SEC.  Any such forward-looking statements are subject to unknown risks, uncertainties and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive and market conditions, all of which are difficult or impossible to predict accurately. To the extent that the Company’s assumptions differ from actual results, the Company’s ability to meet such forward-looking statements, including the Company’s ability to generate positive cash flow from operations, and maintain the value of the Company’s oil and gas properties, may be significantly hindered.  In addition to the foregoing, the Company faces certain additional risks as described more fully in the sections entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by the Company with the SEC on April 15, 2011 and the Quarterly Report on Form 10-Q filed by the Company with the SEC on June 14, 2011 and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

PLATINUM ENERGY RESOURCES, INC.

By:	/s/ Martin Walrath

Date:	June 30, 2011

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